ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth W[redacted]stralia, 6831
Telephone: (61 8) 932[redacted]urgess.com
Facsimile: (61 8) 93[redacted]rgess.com

06014879

Ref: L3138
22nd June 2006

RECEIVED
2006 JUL -5 P 2:06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Susan Min
Office of International Corporate Finance
Div of Corporate Finance
Securities and Exchange Commission
Room 3628
Washington DC 20549
United States of America.

SUPPL

Dear Ms Min,

Ref: Exemption No / Filing No: 82-1235 Mount Burgess Mining NL, Australia.

For your records please find enclosed announcements to the Australian Stock Exchange as follows:

3/5/06	Intersection of Sulphides – Kihabe Base Metals Project
4/5/06	High % zinc and lead sulphides Kihabe Botswana
10/5/06	Intersection of Sulphides – Kihabe Base Metals Project
12/5/06	Appendix 3B & Notice under S 708A(5)(e)
15/5/06	Intersection of Sulphides – Kihabe Base Metals Project
22/5/06	Intersection of Zinc sulphides and lead sulphides - Kihabe
24/5/06	Intersections of up to 60% Zinc Sulphides - Kihabe
26/5/06	Intersections of up to 50% Zinc Sulphides with Lead Sulphides- Kihabe
29/5/06	Intersection of Zinc sulphides and lead sulphides - Kihabe
30/5/06	High grade Zinc Assay Results - Kihabe Base Metals Project
31/5/06	Intersections of up to 70% Zinc Sulphides with Lead Sulphides- Kihabe
2/6/06	Assay Results from Drilling - Kihabe
6/6/06	Intersections of up to 60% Zinc Sulphides with Lead Sulphides- Kihabe
8/6/06	Assay Results from Drilling - Kihabe
9/6/06	Intersection of Zinc sulphides and lead sulphides - Kihabe
14/6/06	Intersection of Zinc sulphides and lead sulphides - Kihabe
20/6/06	Assay Results from Drilling - Kihabe

We would be grateful if you could please email us a confirmation that these documents have been received.

Yours sincerely
MOUNT BURGESS MINING N.L.

PROCESSED
JUL 05 2006
THOMSON
FINANCIAL

Jan Forrester
Company Secretary
encl.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

20 June 2006

Assay Results from Drilling, Kihabe Base Metals Project, Botswana - Mount Burgess Mining N.L. 100%

Assay results for Drill Holes KRC 023 and KRC 024 drilled on Section 7 are outstanding pending rechecks.

Assay results using the ICP-OES method have now been received for **KRC 025, KRC 026, KRC 027,** and **KRC 028** drilled on Section 2. (Refer to Plan and Sections attached.)

Results are as follows:

<u>KRC 025</u> 7821764N/501174E, -60deg/339deg
Drilled to test for mineralisation to 50m vertical depth

Zinc

19 - 22 m	3 m	@ 1.45%
29 - 31 m	2 m	@ 3.37%
33 - 43 m	10 m	@ 3.06%

Lead

22 - 24 m	2 m	@ 1.64%
32 - 34 m	2 m	@ 3.56%

Silver

33 - 34 m	1 m	@ 45.8 g/t

Vanadium

12 - 14 m	2 m	@ 545 ppm
42 - 43 m	1 m	@ 490 ppm

<u>KRC 026</u> 7821790N/501159E, -60deg/159deg
drilled to test for mineralization
to 50m vertical depth.

Zinc

25 - 39 m	14 m	@ 5.39%
(Includes 25 - 31 m	6 m	@ 10.38%)
46 - 48 m	2 m	@ 2.19%
60 - 61 m	1 m	@ 3.09%

Vanadium

24 - 27 m	3 m	@ 343 ppm
49 - 50 m	1 m	@ 378 ppm

<u>KRC 027</u> 7821820N/501142E,-60deg/159deg drilled to test for mineralization to 100m vertical depth

Zinc

74 - 80 m	6 m	@ 1.48%
81 - 87 m	6 m	@ 1.92%

Lead

72 - 73 m	1 m	@ 1.40%

Silver

72 - 74 m	2 m	@ 21.75 g/t

<u>KRC 028</u> 7821860N/5011129E, -60deg/159deg drilled to test for mineralization to 150m vertical depth.

Zinc

92 - 94 m	2 m	@ 1.85%
115 - 136 m	21 m	@ 3.25%
(Incl. 119 - 129 m	10 m	@ 4.46%)
145 - 150 m	5 m	@ 1.59%
151 - 159m	8 m	@ 2.09%

Lead

115 - 117 m	2 m	@ 3.44%
119 - 123 m	4m	@ 1.64%
126 - 129m	3 m	@ 1.28%
133 - 136 m	3 m	@ 1.08%

Silver

114 - 123 m	9 m	@ 15.8 g/t

Copper

114 - 117 m	3 m	@ 0.06%
121 - 127 m	6 m	@ 0.06%
130 - 131 m	1 m	@ 0.08%

The Company is expecting the return of further assay results from completed holes KRC 023 to KRC 024 and KRC 028 to KRC 032 which have been submitted for assaying.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4 km long zone of mineralisation to an open pittable JORC compliant resource/reserve down to a vertical depth of 150 m. A scoping study conducted by ProMet Engineers in November 2005 has estimated some 17,500,000 tonnes to 100m depth yielding average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits from copper and vanadium.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration


100m
1.
2.
6.
7.
8.
9.
10.
KRC033
KRC031
KRC032
KRC028
KRC030
KRC029
KRC027
KRC026
KRC025
KIH005
KRC024
KRC023
KRC021
KRC022
KRC020
KRC018
KRC019
KRC016
KRC017
KIH002
AP0011
KIH001
KIH004
KIH003
1.
2.
3.
4.
5.
6.
7.
8.
9.
10.
MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area



KRC028
KRC027
KRC026
KRC025
KIH005
SE 150°
Kalahari Sands
2m@545ppm V
3m@1.45% Zn
2m@1.64% Pb
3m@343ppm V
6m@10.38% Zn
2m@3.37% Zn
2m@3.56% Pb
14m@5.39% Zn
1m@45.8g/t Ag
10m@3.06% Zn
1m@490ppm V
2m@2.19% Zn
1m@378ppm V
50m RL
1m@3.09% Zn
2m@21.75g/t Ag
2m@0.06% Cu
1m@1.40% Pb
72m
6m@1.48% Zn
6m@2.04% Zn
6m@1.92% Zn
80m
2m@1.85% Zn
19m@0.09% Cu
24m@7.08g/t Ag
19m@2.53% Zn
17m@1.12% Pb
108m
3m@0.06% Cu
100m RL
2m@3.44% Pb
9m@15.80g/t Ag
4m@1.64% Pb
6m@0.06% Cu
10m@4.46% Zn
3m@1.28% Pb
1m@0.08% Cu
21m@3.25% Zn
3m@1.08% Pb
13m@1.31% Pb
12m@15.33g/t Ag
16m@2.62% Zn
5m@1.59% Zn
150m
8m@2.09% Zn
150m RL
174m
Quartzite
Dolomite
Copper
Vanadium
Silver
Lead
Zinc
50m

Section 2 - Drilled 100m NE of Section 8

MOUNT BURGESS MINING N

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

14 June 2006

Intersections of Zinc Sulphides (Sphalerite) together with Lead Sulphides (Galena) - Kihabe Base Metals Project, Botswana

(Mount Burgess Mining NL 100%)

The Reverse Circulation (RC) infill drilling programme on the above project designed to outline the overall geometry and grades of mineralisation to 150m vertical depth is continuing. Drill logs have now been received for KRC 031 and KRC 032, drilled on Section 9 and Section 10 respectively. See diagram attached.

KRC 031 (7821900N/501210E- 60deg/159deg) was drilled to test for mineralisation down to 150m vertical depth.

The following intersections were logged:

From 35m to 37m there is a **2 metre zone** which contains between **20% to 50%** sphalerite and **10% to 40% galena**.

From 58m to 118 m there are **6 zones totalling 25 metres** containing between **10% to 50% sphalerite** and **4 zones totalling 19m** containing between **10% to 30% galena**.

From 151m to 173m there are **4 zones totalling 14m** containing between **10% to 50% sphalerite** and **3 zones totalling 16m** containing between **10% to 30% galena**.

The dolomite contact was logged at 176m.

KRC 032 (7821894N/5012330E, -60deg/159deg) was drilled to test for mineralisation down to 50m vertical depth.

The following intersection was logged:

From 55m to 65m there is a **10 metre zone** containing between **10% to 60%** galena with a **5 metre zone** between 55m and 60m containing between **15% to 30% sphalerite.**

The dolomite contact was logged at 84m.

Consistent with previous drilling, the mineralised zones were intersected in a quartzite unit below a very cohesive dolomite hanging wall.

Drilling is continuing on Section 10.

The Company is expecting the return of further assay results from completed holes KRC 023 to KRC 032 which have been submitted for assaying.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4 km long zone of mineralisation to an open pittable JORC compliant resource/reserve down to a vertical depth of 150 m. A scoping study conducted by ProMet Engineers in November 2005 has estimated some 17,500,000 tonnes to 100m depth yielding average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits from copper and vanadium.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration


MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area
100m
KRC033
KRC032
KRC031
KRC030
KRC029
KRC028
KRC027
KRC026
KRC025
KIH005
KRC024
KRC023
KRC021
KRC022
KRC020
KRC018
KRC019
KRC016
KRC017
KIH002
AP0011
KIH001
KIH004
KIH003
1.
2.
3.
4.
5.
6.
7.
8.
9.
10.

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

9 June 2006

Intersections of Zinc Sulphides (Sphalerite) together with Lead Sulphides (Galena) - Kihabe Base Metals Project, Botswana

(Mount Burgess Mining NL 100%)

The Reverse Circulation (RC) infill drilling programme on the above project designed to outline the overall geometry and grades of mineralisation to 150m vertical depth is continuing. Drill logs have now been received for KRC 029 and KRC 030, drilled on Section 9, 100 metres north east of Section 2 - See diagram attached.

KRC 029 (7821835N/501248E- 60deg/159deg) was drilled to test for mineralisation down to 50m vertical depth.

The following intersections was logged:

From 56m to 67m, there is an **11 m zone** which contains between **20% to 50% sphalerite** and a **7 m zone** of **5% to 10% galena** between 60m to 67m. The dolomite contact was logged at 67m.

KRC 030 (7821857N/501235E, -60deg/159deg) was drilled to test for mineralisation down to 100m vertical depth.

The following intersections were logged:

From 49m to 65 m there is a **16m zone** which contains between **5% to 25% sphalerite** and between **5% to 30% galena.**

From 81m to 100m there is a **19m zone** which contains between **10% to 60% sphalerite** (**60% sphalerite** was logged between 81 and 82 m) and a **5m zone** between 81m to 86m containing **15% to 30% galena**, with a further **5m zone** between 95m and 100m containing **15% to 40% galena.** The dolomite contact was logged at 104m.

Consistent with previous drilling, the mineralised zones were intersected in a quartzite unit below a very cohesive dolomite hanging wall.

Drilling is continuing on Section 9.

The Company is expecting the return of further assay results from completed holes KRC 023 to KRC 030 which have been submitted for assaying.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4 km long zone of mineralisation to an open pittable JORC compliant resource/reserve down to a vertical depth of 150 m. A scoping study conducted by ProMet Engineers in November 2005 has estimated some 17,500,000 tonnes to 100m depth yielding average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits from copper and vanadium.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration


MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area
KRC031
KRC028
KRC030
KRC029
KRC027
KRC026
KRC025
KRC024
KIH005
KRC023
KRC021
KRC020
KRC022
KRC018
KRC016
KRC019
KIH002
KRC017
AP0011
KIH001
KIH004
KRC013
KIH003
KRC014
KRC015
1.
2.
3.
4.
5.
6.
7.
8.
9.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

8 June 2006

Assay Results from Drilling, Kihabe Base Metals Project, Botswana - Mount Burgess Mining N.L. 100%

Assay results using the ICP-OES method have now been received for **KRC 020** drilled on Section 7 (100m NE of Section 6), **KRC 021** and **KRC 022** drilled on Section 8 (100m NE of Section 7). Refer to Plan and Sections attached.

Results are as follows:

<u>KRC 020</u> 7821688N/500982E, -60deg/339deg

Zinc

98 - 100 m	2 m	@ 3.19 %

<u>KRC 021</u> 7821706N/501091E, -60deg/339deg drilled to test for mineralization to 100m vertical depth.

4 - 30 m Hanging Wall Dolomite

Zinc

38 - 40 m	2 m	@ 1.58 %
64 - 74 m	10 m	@ 3.80 %
83 - 86 m	3 m	@ 2.77 %
124 - 127 m	3 m	@ 1.49 %
129 - 134 m	5 m	@ 2.99 %

Lead

66 - 69 m	3 m	@ 2.14 %
71 - 74 m	3 m	@ 2.12 %
90 - 91 m	1 m	@ 1.33%
132 - 133 m	1 m	@ 1.71 %

Silver

66 - 69 m	3 m	@ 25.67 g/t
71 - 74 m	3 m	@ 18.03 g/t
90 - 91 m	1 m	@ 40.93 g/t

Vanadium

41 - 43 m	2 m	@ 534 ppm
45 - 46 m	1 m	@ 375 ppm
57 - 59 m	2 m	@ 250 ppm
63 - 66 m	3 m	@ 226 ppm

KRC 022 7821675N/501110E,-60deg/339deg
drilled to test for mineralization
to 150m vertical depth

9 - 74 m Hanging Wall Dolomite

Zinc

104 – 106 m	2 m	@ 1.38%
113 – 115 m	2 m	@ 2.72%
124 – 128 m	4m	@ 3.20%
129 – 135 m	6 m	@ 2.80%
139 – 154 m	15 m	@ 2.52%
(Incl. 139 – 146 m	**7m**	**@ 3.18%)**
158 – 160 m	2 m	@ 1.90 %
161 - 163 m	2 m	@ 1.94%
170 – 174 m	4 m	@ 1.13%

Lead

114 – 115 m	1 m	@ 1.04%
124 – 125 m	1 m	@ 1.92%
126 – 127 m	1 m	@ 2.60%
130 – 133 m	3 m	@ 1.38%
143 – 146 m	3 m	@ 1.59%
147 – 150 m	3 m	@ 2.47%
161 – 162 m	1 m	@ 1.28%

Silver

124 – 125 m	1 m	@ 10.90 g/t
126 – 127 m	1 m	@ 15.30 g/t
130 – 131 m	1 m	@ 12.70 g/t
138 – 139 m	1 m	@ 11.00 g/t
144 – 145 m	1 m	@ 11.10 g/t
161 – 162 m	1 m	@ 10.50 g/t

Vanadium

90 – 94 m	4 m	@ 383.6 ppm
95 – 97 m	2 m	@ 257.2 ppm
98 – 99 m	1 m	@ 461.0 ppm

The Company is expecting the return of further assay results from completed holes KRC 023 to KRC 028 which have been submitted for assaying.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4 km long zone of mineralisation to an open pittable JORC compliant resource/reserve down to a vertical depth of 150 m. A scoping study conducted by ProMet Engineers in November 2005 has estimated some 17,500,000 tonnes to 100m depth yielding average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits from copper and vanadium.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration


Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area
1.
2.
3.
4.
5.
6.
7.
8.
KRC028
KRC027
KRC026
KRC025
KIH005
KRC024
KRC023
KRC021
KRC022
KRC020
KRC018
KRC019
KRC016
KRC017
KIH002
AP0011
KRC013
KRC014
KRC015
KIH001
KIH004
KIH003


KRC024
KRC023
KRC021
KRC022
SE 150°
Kalahari Sands
Awaiting Results
Awaiting Results
2m@1.58% Zn
2m@534ppm V
1m@375ppm V
2m@250ppm V
50m RL
3m@2.12% Pb
10m@3.80% Zn
3m@2.14% Pb
3m@226ppm V
3m@25.67g/t Ag
3m@18.03g/t Ag
3m@2.77% Zn
1m@40.93.g/t Ag
4m@384ppm V
2m@257ppm V
1m@461ppm V
2m@1.38% Zn
1m@1.04% Pb
2m@2.72% Zn
100m RL
150m
3m@1.49% Zn
5m@2.99% Zn
1m@1.71% Pb
1m@1.92% Pb
1m@2.60% Pb
4m@3.20% Zn
3m@1.38% Pb
5m@2.80% Zn
1m@10.9g/t Ag
1m@15.3g/t Ag
1m@12.7g/t Ag
7m@3.18% Zn
3m@1.59% Pb
3m@2.47% Pb
1m@11.0g/t Ag
1m@11.1g/t Ag
15m@2.52% Zn
2m@1.90% Zn
2m@1.94% Zn
1m@10.5g/t Ag
168m
168m
4m@1.13% Zn
150m RL
188m
Quartzite
Dolomite
Vanadium
Silver
Lead
Zinc
50m
MOUNT BURGESS MINING N

Section 8 - Drilled 100m NE of Section 7

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

6 June 2006

Intersections of up to 60% Zinc Sulphides (Sphalerite) together with Lead Sulphides (Galena) - Kihabe Base Metals Project, Botswana

(Mount Burgess Mining NL 100%)

The Reverse Circulation (RC) infill drilling programme on the above project designed to outline the overall geometry and grades of mineralisation to 150m vertical depth is continuing. Drill logs have now been received for KRC 026, KRC 027 and KRC 028, drilled on Section 2 – See diagram attached.

KRC 026 (7821789N/501159E - 60deg/159deg) was drilled to the west of KRC 025 to test for mineralization down to 50m vertical depth.

The following intersection was logged:

Between 42m and 78m, there is a **36m zone** within the quartzites which contains **significant volumes** of **sphalerite** and **galena**. The dolomite contact was logged at 78m.

KRC 027 (7821815N/501144E - 60deg/159deg) was drilled to the west of KRC 026 to test for mineralization down to 100m vertical depth.

The following intersections were logged:

Between 76m and 90m there are **5 zones** totalling **10m** which contain 5% **to** 30% **sphalerite** and an **8m zone** of 5% **to** 20% **galena** between 78m and 86m.

Between 92m and 102m, there is a **10m zone** which contains between 20% **to** 60% **sphalerite** (60% **sphalerite** was logged at 102m) and between 5% **to** 30% **galena**. The dolomite contact was logged at 102m.

KRC 028 (7821860N/501112E -60deg/159deg) was drilled west of KRC027 to test for mineralization down to 150m vertical depth.

The following intersections were logged:

Between 90m and 96m there is a **6m zone** which contains between 10% **to** 40% **sphalerite** and 5% **to 30% galena.**

Between 117m and 126m there is a **9m zone** which contains between 5% **to** 60% **sphalerite (60% sphalerite** was logged between 122m and 123m) and 5% **to** 50% **galena.**

Between 151 and 161m there is a **10m zone** which contains between 10% to 30% **sphalerite** and a **3m zone** of 5% **galena** between 155m and 158m.

Between 166m and 174m there is an **8m zone** which contains between 10% **to 25% sphalerite** and **5% to 10% galena**. **Malachite** was also logged in this zone.

This hole terminated in mineralization at 174m because of bit wear.

Consistent with previous drilling, the mineralised zones were intersected in a quartzite unit below a very cohesive dolomite hanging wall.

Drilling is continuing on Section 9, which is 100m north east of Section 2.

The Company is expecting the return of further assay results from completed holes KRC 020 to KRC 028 which have been submitted for assaying.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4 km long zone of mineralisation to an open pittable JORC compliant resource/reserve down to a vertical depth of 150 m. A scoping study conducted by ProMet Engineers in November 2005 has estimated some 17,500,000 tonnes to 100m depth yielding average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits from copper and vanadium.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration



MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area
1.
2.
3.
4.
5.
6.
7.
8.
KRC027
KRC026
KRC025
KIH005
KRC024
KRC023
KRC021
KRC022
KRC020
KRC018
KRC019
KRC016
KRC017
KIH002
AP0011
KIH001
KRC013
KIH004
KRC014
KIH003
KRC015



MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area
1.
2.
3.
4.
5.
6.
7.
8.
KRC027
KRC026
KRC025
KIH005
KRC024
KRC023
KRC021
KRC022
KRC020
KRC018
KRC019
KRC016
KRC017
KIH002
AP0011
KIH001
KIH004
KIH003
KRC013
KRC014
KRC015

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

2 June 2006

Assay Results from Drilling, Kihabe Base Metals Project, Botswana - Mount Burgess Mining N.L. 100%

Assay results using the ICP-OES method have now been received for **KRC 017** drilled on Section 6 (100m NE of Section 1), **KRC 018** and **KRC 019** drilled on Section 7 (100m NE of Section 6). Refer to Plan and Sections attached.

Results are as follows:

KRC017 — 782566N/500942E, -60deg/339deg drilled to test for mineralization to 150m vertical depth.

6 - 108 m Hanging Wall Dolomite

Zinc			
	110 - 113 m	3 m	@ 1.54 %
	188 - 189 m	1 m	@ 3.69 %
	197 - 198 m	1 m	@ 4.65 %
Lead			
	129 – 130 m	1 m	@ 1.72 %
	188 – 189 m	1 m	@ 2.55 %
	197 – 198 m	1 m	@ 2.55 %
	199 – 200 m	1 m	@ 4.03 %
Silver			
	108 – 119 m	11 m	@ 3.57 g/t
	122 – 126 m	4 m	@ 2.98 g/t
	129 – 131 m	2 m	@ 10.86 g/t
	161 – 162 m	1 m	@ 3.19 g/t
	197 – 198 m	1 m	@ 9.58 g/t
	199 – 200 m	1 m	@ 20.82 g/t
Vanadium			
	107 – 109 m	2 m	@ 1972 ppm
	120 – 121 m	1 m	@ 612 ppm
	128 – 130 m	1 m	@ 776 ppm

KRC018 7821651N/501008E, -60deg/339deg drilled to test for mineralization to 100m vertical depth.

7 - 36 m Hanging Wall Dolomite

Zinc

	6 - 7 m	1 m	@ 2.08 %
	39 - 44 m	5 m	@ 2.49 %
	52 - 54 m	2 m	@ 6.73 %
	59 - 63 m	4 m	@ 1.97 %
	100 - 102 m	2 m	@ 1.24 %
	108 - 121 m	13 m	@ 1.47 %
	123 - 126 m	3 m	@ 1.51 %
	127 - 131 m	4 m	@ 1.66 %
	143 - 151 m	8 m	@ 3.46 %
(Incl.	**147 - 151 m**	**4 m**	**@ 5.36 %)**

Hole ended in mineralization

Lead

40 - 43 m	3 m	@ 1.51 %
56 - 62 m	6 m	@ 1.43 %
147 - 151 m	4 m	@ 1.65 %

Silver

40 - 42 m	2 m	@ 15.1 g/t
56 - 62 m	6 m	@ 24.1 g/t

Vanadium

35 - 40 m	5 m	@ 650 ppm
(Incl. 39 - 40 m	**1 m**	**@ 1746 ppm)**

KRC019 7821625N/501023E,-60deg/339deg drilled to test for mineralization to 150m vertical depth

6 - 92 m Hanging Wall Dolomite

Zinc

	92 - 94 m	2 m	@ 1.30 %
	95 - 99 m	4 m	@ 2.36 %
	101 - 103 m	2 m	@ 2.08 %
	107 - 111 m	4 m	@ 1.54 %
	118 - 120 m	2 m	@ 1.14 %
	135 - 141 m	6 m	@ 2.20 %
	143 - 145 m	2 m	@ 1.65 %
	149 - 173 m	24 m	@ 2.56 %
(Incl.	**149 - 156 m**	**7m**	**@ 3.09 %**
and	**158 - 162 m**	**4 m**	**@ 4.09 %)**
	175 - 192 m	17 m	@ 2.32 %
(Incl.	**180 - 185 m**	**5m**	**@ 3.08 %)**

Lead

	95 – 98 m	3 m	@ 1.26 %
	101 -102 m	1 m	@ 1.44 %
	119 – 120 m	1 m	@ 1.87 %
	150 – 155 m	5 m	@ 1.23 %
	158 – 162 m	4 m	@ 1.49 %
	167 – 168 m	1 m	@ 1.14 %
	181 – 185 m	4 m	@ 1.07 %
	190 – 191 m	1 m	@ 1.00 %

Silver

	95 – 96 m	1 m	@ 19.95 g/t
	119 – 120 m	1 m	@ 27.93 g/t
	149 – 192 m	43 m	@ 4.65 g/t

Vanadium

	91 - 96 m	5 m	@ 582.8 ppm

The Company is expecting the return of further assay results from completed holes KRC 020 to KRC 025 which have been submitted for assaying.

The above results are part of an infill drilling programme currently being conducted by the Company, with the intention of upgrading this 2.4 km long zone of mineralisation to an open pittable JORC compliant resource/reserve down to a vertical depth of 150 m. A scoping study conducted by ProMet Engineers in November 2005 has estimated some 17,500,000 tonnes to 100m depth yielding average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits from copper and vanadium.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration


5. KIH002
AP0011
KRC013
KRC014
KRC015
1.
KIH001
KIH004
KIH003
6.
KRC016
KRC017
7.
KRC020
KRC018
KRC019
8.
KRC024
KRC023
KRC021
KRC022
2.
KRC026
KRC025
KIH005
5. 6. 7. 8.
1.
2.
3.
4.
MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area

Section 7

Drilled 100m NE of Section 6 (See Below)


KRC020
KRC018
KRC019
SE 150°
Kalahari Sands
1m@2.08% Zn
5m@650ppm V
1m@1746ppm V
2m@15.1g/t Ag
3m@1.51% Pb
5m@2.49% Zn
2m@6.73% Zn
50m RL
6m@24.1g/t Ag
4m@1.97% Zn
Awaiting Results
2m@1.30% Zn
3m@1.26% Pb
4m@2.36% Zn
2m@2.08% Zn
5m@582.8ppm V
1m@19.95g/t Ag
2m@1.24% Zn
4m@1.54% Zn
1m@1.87% Pb
2m@1.14% Zn
100m RL
13m@1.47% Zn
1m@27.93g/t Ag
3m@1.51% Zn
4m@1.66% Zn
132m
6m@2.20% Zn
5m@1.23% Pb
2m@1.65% Zn
4m@1.49% Pb
7m@3.09% Zn
4m@1.65% Pb
8m@3.46% Zn
4m@5.36% Zn
151m
4m@4.09% Zn
24m@2.56% Zn
43m@4.65g/t Ag
5m@3.08% Zn
150m RL
4m@1.07% Pb
1m@1.00% Pb
17m@2.32% Zn
Quartzite
Dolomite
204m

Section 6

Drilled 100m NE of Section 1 (See Previous Announcement)


KRC016
KRC017
SE 150°
Kalahari Sands
9m@2.00% Pb
10m@2718ppm V
38m@7.69% Zn
2m@1277ppm V
9m@2.10% Pb
9m@10.96g/t Ag
50m RL
10m@22.75% Zn
3m@2.10% Pb
2m@12.99g/t Ag
5m@1.76% Pb
7m@14.90g/t Ag
3m@3.25% Zn
6m@2.38% Zn
3m@1.54% Zn
2m@1972ppm V
100m RL
120m
11m@3.57g/t Ag
1m@612ppm V
4m@2.98g/t Ag
1m@1.72% Pb
2m@776ppm V
2m@10.86g/t Ag
1m@3.19g/t Ag
150m RL
1m@3.69% Zn
2.56% Pb
Quartzite
Dolomite
1m@4.65% Zn
2.55% Pb
1m@9.58g/t Ag
1m@20.82g/t Ag
1m@4.03% Pb
204m
V
Ag
Pb
Zn

50m

Kihabe Project - Botswana

MOUNT BURGESS MINING N.L.

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

31 May 2006

Intersections of up to 70% Zinc Sulphides (Sphalerite) together with Lead Sulphides (Galena)
Kihabe Base Metals Project, Botswana
(Mount Burgess Mining NL 100%)

The Reverse Circulation (RC) infill drilling programme is continuing on the above project, designed to outline the overall geometry and grades of mineralisation to 150m vertical depth. Drill logs have now been received for KRC 025 drilled on Section 2 - see diagram attached.

KRC 025 (7821764N/501174E, -60deg/339deg) was drilled in front and up-dip of KIH 005 to test for mineralisation down to 50 m.

The following intersections were logged:

Between 10m and 51m there are **3 zones** totaling **19 m** which contain 5% **to 70% Sphalerite** (50%-70% **Sphalerite** was logged between 22m - 25m).

Between 19m and 51m there are **2 zones** totaling **12m** which contain 5% **to 25% Galena.**

Consistent with previous drilling, the mineralised zones were intersected in a quartzite unit below a very cohesive dolomite hangingwall.

Drilling is continuing on Section 2 with KRC 026 collared 30m in front of KRC025 and being drilled back toward KRC 025.

The Company is waiting for assay results from Drill Holes KRC 017 to KRC 025.

The Company has announced assay results from six wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly, which is 2.4 km in length. Without taking into account the high grade zinc assays announced on 30 May 2006, these results have yielded average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits for copper and vanadium. A scoping study conducted by ProMet Engineers, has estimated some 17,500,000 tonnes to 100m depth. An infill drilling programme is currently being conducted with the intention of upgrading this zone of mineralisation to an open pittable JORC compliant resource/ reserve down to a vertical depth of 150m.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration


MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area
1.
2.
3.
4.
5.
6.
7.
8.
KIH002
AP0011
KRC013
KRC014
KRC015
KIH001
KIH004
KIH003
KRC016
KRC017
KRC020
KRC018
KRC019
KRC024
KRC023
KRC021
KRC022
KRC026
KRC025
KIH005

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

30 May 2006

High Grade Zinc Assay Results from Drilling, Kihabe Base Metals Project, Botswana - Mount Burgess Mining N.L. 100%

Assay results using the ICP-OES method have now been received for **KRC 016** drilled at 7821628N/500904E, -60deg/340deg on drill Section 6 (refer to plan attached).

Results are as follows:

Zinc

44 - 82 m	**38 m**	**@ 7.69%**

This above includes a 10 metre zone with individual metre grades of **up to 30% zinc.** The assays for this zone were rechecked using the AAS method and are as follows:

57 - 67m	**10 m**	**@ 22.75%**

Further down hole results are as follows:

89 - 92 m	3 m	@ 3.25%
97 - 103 m	6 m	@ 2.38%

Lead

10 - 19 m	9 m	@ 2.00%
47 - 56 m	9 m	@ 2.10%
70 - 73 m	3 m	@ 2.10%
79 - 84 m	5 m	@1.76%

Silver

47 - 56m	9 m	@10.96 g/t
71 - 73m	2 m	@12.99 g/t
79 - 86 m	7 m	@14.90 g/t

Vanadium - Significant credits were recorded as follows:

9 - 19 m	10 m	@2,718 ppm (0.2718%)
35 - 37m	2 m	@1,277 ppm (0.1277%)

KRC 016 was drilled to test for mineralisation down to 100m vertical depth on Section 6. Section 6 is 100 metres north east of Section 1 (Refer to Sections attached)

The Company is expecting the return of further assay results from completed holes KRC 017 to KRC 024 drilled to date.

The Company has previously drilled and announced assay results from five wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly, which is 2.4 km in length. These results have yielded average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits for copper and vanadium. A scoping study conducted by ProMet Engineers, has estimated some 17,500,000 tonnes to 100m depth. An infill drilling programme is currently being conducted with the intention of upgrading this zone of mineralisation to an open pittable JORC compliant resource/ reserve down to a vertical depth of 150m.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration



MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area
KIH002
AP0011
KIH001
KIH004
KIH003
KRC013
KRC014
KRC015
KRC016
KRC017
KRC018
KRC019
KRC020
KRC021
KRC022
KRC023
KRC024
KRC025
KIH005

Section 6

Drilled 100m NE of Section 1 (See Below)



KRC016
KRC017
SE 150°
Kalahari Sands
10m@2718ppm V
2m@1277ppm V
9m@2.10% Pb
38m@7.69% Zn
incl. 10m@22.75% Zn
3m@2.10% Pb
3m@3.25% Zn
6m@2.38% Zn
50m RL
100m RL
150m RL
120m
Awaiting Reults
204m
Quartzite
Dolomite
V
Ag
Pb
>= 0.5% Zn

Section 1

Previously Drilled and Announced



KIH002
KIH001
AP0011
KIH004
KIH003
SE 150°
Kalahari Sands
AP11
30m@2.8% Zn
0.9% Pb
21g/t Ag
(70-100m)
KIH1
30m@2.4% Zn
0.8% Pb
34g/t Ag
(68-98m)
KIH4
10m@3.0% Zn
1.4% Pb
12g/t Ag
(80-90m)
KIH3
9m@2.5% Zn
1.1% Pb
61g/t Ag
(105-114m)
9m@>4.5% Zn
1.5% Pb
31g/t Ag
(96-105m)
2m@>5.4% Zn
2.7% Pb
194g/t Ag
(110-112m)
0.4% Cu
(118-120m)
14m@1.6% Zn
0.6% Pb
4.0g/t Ag
(125-139m)
50m RL
100m RL
150m RL
100m
120m
Abandoned
127m
Abandoned
150m
200m
Lower Grade Zone
Higher Grade Zone
Quartzite
Dolomite
>= 0.5% Cu
>= 0.5% Zn

50m

Kihabe Project - Botswana

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

29 May 2006

Intersections of Zinc Sulphides (Sphalerite) together with Lead Sulphides (Galena)

Kihabe Base Metals Project, Botswana
(Mount Burgess Mining NL 100%)

The Reverse Circulation (RC) infill drilling programme is continuing on the above project, designed to outline the overall geometry and grades of mineralisation to 150m vertical depth. Since announcing drill logs of KRC 024 to the market on 26th May, **the Company resolved to deepen this drill hole**. Drill logs for the **deeper sections** have now been received for KRC 024 drilled on Section 8 - see diagram below.

KRC 024 (7821748N/501067E, -60deg/339deg) was drilled in front and up-dip of KRC 023 to test for mineralisation associated with that encountered at lower depths in KRC 023.

The following intersections **(revised to incorporate the deeper drilling)** were logged:

Between 19m and 124m there are **9 zones** totaling **55m** which contain **5% to 50% Sphalerite** (**50% Sphalerite** was logged at 25m - 26m and 72m - 73m, **40% Sphalerite** was logged at 103m-104m, 30% **Sphalerite** was logged at 102 - 103m, 112m - 113m and 120 m - 121m and **25% Sphalerite** was logged at 100m - 101m and 116 - 117m.

Between 28m and 123m there are **9 zones** totaling **58m** which contain **5% to 25% Galena.**


MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Zinc Soil Anomaly
2003-2004 Drill Sections
2006 Drill Sections
Soil Geochem Sampling Area

Consistent with previous drilling, the mineralised zones were intersected in a quartzite unit below a very cohesive dolomite hangingwall.

The drill rig has now moved to Section 2 with KRC 025 being drilled 30m in front and up-dip of KIH 005.

The Company is still waiting for assay results from Drill Holes KRC 016 to KRC 024.

The Company has previously drilled and announced assay results from five wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly, which is 2.4 km in length. These results have yielded average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits for copper and vanadium. A scoping study conducted by ProMet Engineers, has estimated some 17,500,000 tonnes to 100m depth. An infill drilling programme is currently being conducted with the intention of upgrading this zone of mineralisation to an open pittable JORC compliant resource/ reserve down to a vertical depth of 150m.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

26 May 2006

Intersections of up to 50% Zinc Sulphides (Sphalerite) together with Lead Sulphides (Galena)

Kihabe Base Metals Project, Botswana
(Mount Burgess Mining NL 100%)

The Reverse Circulation (RC) infill drilling programme is continuing on the above project, designed to outline the overall geometry and grades of mineralisation to 150m vertical depth. Drill logs have now been received for KRC 024 drilled on Section 8 - see diagram below.

KRC 024 (7821748N/501067E, -60deg/339deg) was drilled in front and up-dip of KRC 023 to test for near surface mineralisation associated with the mineralisation encountered at lower depths in KRC 023.

The following intersections were logged:

Between 19m and 83m there are **7 zones** totaling **27m** which contain 5% **to** 50% **Sphalerite** (50% **Sphalerite** was logged at 25m - 26m and 72m - 73m).

Between 28m and 83m there are **5 zones** totaling **31m** which contain 5% **to 25% Galena.**


MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Zinc Soil Anomaly
2003-2004 Drill Sections
2006 Drill Sections
Soil Geochem Sampling Area

Consistent with previous drilling, the mineralised zones were intersected in a quartzite unit below a very cohesive dolomite hangingwall.

Drilling is continuing on Section 2 with KRC 025 being drilled 30m in front and up-dip of KIH 005.

Assay results from Drill Holes KRC 016 to KRC 024 are outstanding but hopefully should start being received tonight.

The Company has previously drilled and announced assay results from five wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly, which is 2.4 km in length. These results have yielded average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits for copper and vanadium. A scoping study conducted by ProMet Engineers, has estimated some 17,500,000 tonnes to 100m depth. An infill drilling programme is currently being conducted with the intention of upgrading this zone of mineralisation to an open pittable JORC compliant resource/ reserve down to a vertical depth of 150m.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE
24 May 2006

Intersections of up to 60% Zinc Sulphides (Sphalerite) together with Lead Sulphides (Galena)
Kihabe Base Metals Project, Botswana
(Mount Burgess Mining NL 100%)

The Reverse Circulation (RC) infill drilling programme on the above project designed to outline the overall geometry and grades of mineralisation to 150m vertical depth is continuing. Drill logs have now been received for KRC 023 drilled on Section 8 - see Diagram below.

KRC 023 (7821725N/501080E, -60deg/339deg) was drilled in front and up dip of KRC 021 to test for mineralisation to 50m vertical depth. Because continuing zones of significant **Sphalerite** and **Galena** mineralisation were intersected at greater depths and further west of any previously encountered mineralisation the hole was drilled to a final depth of 168m.

'he following intersections were logged.

79 - 106 m **27m** of **20% sulphides** including **Sphalerite** and **Galena**

136 - 140 m **4 m** of **20% to 50% Sphalerite**, with **20% Galena** at 137-138m

140 - 141 m **1m** of **30% Galena**

142 - 143 m **1 m** of **20% Sphalerite**

147 - 151 m **4 m** of **30% to 50% Sphalerite** with **10% to 30% Galena**

151 - 155 m **4 m** of **60% Sphalerite** with **20-30% Galena**



MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Zinc Soil Anomaly
2003-2004 Drill Sections
2006 Drill Sections
Soil Geochem Sampling Area
KIH005
KRC023
KRC021
KRC022
KRC020
KRC018
KRC019
KRC016
KIH002
KRC017
AP0011
KIH001
KIH004
KIH003
KRC013
KRC014
KRC015

Consistent with previous drilling, the mineralised zones were intersected in a quartzite unit below a very cohesive dolomite hangingwall.

Drilling is continuing on Section 8 with KRC 024 being drilled 30m in front of KRC 023 to test for any further mineralisation in this western zone.

Assay results from Drill Holes KRC 016, 017, 018, 019, 020, 021, 022 and 023 are outstanding. Recent contact with the Laboratory has confirmed that a fault with the Laboratory's ICP assay equipment has now been rectified and results are likely to start being received on Friday this week.

The Company has previously drilled and announced assay results from five wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly, which is 2.4 km in length. These results have yielded average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits for copper and vanadium. A scoping study conducted by ProMet Engineers, has estimated some 17,500,000 tonnes to 100m depth. An infill drilling programme is currently being conducted with the intention of upgrading this zone of mineralisation to an open pittable JORC compliant resource/ reserve down to a vertical depth of 150m.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com

or **Martin Spence**
Director of Exploration

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

22 May 2006

Intersection of **Zinc Sulphides (Sphalerite)** and **Lead Sulphides (Galena)**

Kihabe Base Metals Project, Botswana
(Mount Burgess Mining NL 100%)

The Reverse Circulation (RC) infill drilling programme on the above project, designed to outline the overall geometry and grades of mineralisation to 150m vertical depth is continuing. Drill logs have now been received for KRC 021 and KRC 022, drilled on Section 8, (refer to diagram attached).

KRC 021 (7821706N/501091E, -60deg/339deg) was drilled to test for mineralisation down to 100m vertical depth

As anticipated, the following intersections were logged.

4 - 30 m	Hangingwall dolomite with shear zones/fracture zones and trace oxidized **sulphides**
68 - 74 m	Quartzite containing **10% Sphalerite** ? and **5-15% Galena**
84 - 92 m	Quartzite containing **3 - 20% sulphides** - predominantly **Galena**
138 - 148 m	Quartzite containing **4 - 20% sulphides** - 50% of which are **Sphalerite** and **Galena**

KRC 022 (7821675N/501110E -60deg/339deg) was drilled underneath and down dip of KRC 021, to test for mineralisation down to 150m vertical depth.

As anticipated, the following intersections were logged.

9 - 74 m	Hangingwall dolomite
114 - 126 m	Quartzite containing **10-50% sulphides** with **25-50% Sphalerite** between 122-124 metres
129 - 151 m	Quartzite containing **5-10% Sphalerite** and **Galena**
160 - 170 m	Quartzite containing **5-50% Sphalerite** and **Galena**

Consistent with previous drilling the mineralised zones were intersected in a quartzite unit below a very cohesive dolomite hangingwall.

Assay results from drill holes KRC 016, 017, 018, 019, 020, 021 and 022 will be announced to the market as soon as available. Whilst sample preparation at the laboratory is proceeding according to plan, delays in receiving assay results have been caused through further operating problems with the laboratory's ICP machine and time taken to import a replacement for the faulty part. Latest reports from the laboratory confirm that this part has now been received and is currently being installed.

Drilling is proceeding on Section 8 with KRC 023 being drilled 25 m in front of KRC 021.

The Company has previously drilled and announced assay results from five wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly, which is 2.4 km in length. These results have yielded average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits for copper and vanadium. A scoping study conducted by ProMet Engineers, has estimated some 17,500,000 tonnes to 100m depth. An infill drilling programme is currently being conducted with the intention of upgrading this zone of mineralisation to an open pittable JORC compliant resource/ reserve down to a vertical depth of 150m.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.



MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
1.
2.
3.
4.
5.
6.
7.
8.
Legend
Zinc Soil Anomaly
2003-2004 Drill Sections
2006 Drill Sections
Current Drill Section
Soil Geochem Sampling Area

For further information please contact:

Nigel Forrester
CEO
Mount Burgess Mining N.L
T: ++ 61 89 322 6311
F: ++ 61 89 322 4607
W: www.mountburgess.com
E: mtb@mountburgess.com

or **Martin Spence**
Director of Exploration

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

15 May 2006

Intersection of Sulphides - Kihabe Base Metals Project, Botswana

Mount Burgess Mining N.L. 100%

The Reverse Circulation (RC) drilling programme which is designed to outline the overall geometry and grades of mineralisation to -150metres is continuing. The following drill logs have been received for KRC 020 drilled on Section 7, located 200m north east of Section 1 (refer to diagram attached).

KRC 020 (7821688N/500982E -60deg/339deg) was drilled to test the upper level of the 60m wide zinc, lead and silver mineralized zone intersected in Hole KRC 018.

As anticipated the following intersections were logged:

13 - 76m	63m of quartzite containing oxidized **sulphides** ranging from **2-10%** (40-57m, **17m** of **5-10%** with lead **sulphide (galena) 1-2%**).
98 - 136m	34m of quartzite containing **sulphides** ranging from **2-10%** (**98-105m, 1-8% zinc sulphide (sphalerite), 1-2% lead sulphide** (galena).

Consistent with previous drilling the **mineralised zones** were intersected in a quartzite unit below a very cohesive dolomite hangingwall.

Assay results (for KRC 016/017/018/019 and 020) will be announced to the market as soon as available. Because of a breakdown in the ICP machine at the laboratory, which now has been rectified, return of assay results has been delayed.

Drilling is proceeding on Section 8 which is 100m north east of Section 7 and 100m south west of Section 2.

The Company has previously drilled six wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly, which is 2.4 km in length. Previous drilling has yielded average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits for copper and vanadium. A scoping study conducted by ProMet Engineers, has estimated some 17,500,000 tonnes to 100m depth. An infill drilling programme is currently being conducted with the intention of upgrading this zone of mineralisation to an open pittable JORC compliant resource/ reserve down to a vertical depth of 150m.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.


MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
1.
2.
3.
4.
5.
6.
7.
8.
Legend
Zinc Soil Anomaly
2003-2004 Drill Sections
2006 Drill Sections
Next Drill Section
Soil Geochem Sampling Area

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

12 May 2006

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

NOTICE UNDER SECTION 708A(5)(e) OF THE CORPORATIONS ACT

For the purposes of 708A of the Corporations Act 2001 ("Commonwealth") ("Act"), the Company has allotted 10,025,000 shares at an issue price of 10 cents without disclosure to investors under Part 6D.2 of the Act, and provides this notice in accordance with Section 708A(5)(e). Further, at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and Section 674 of the Act. In addition, as at the date of this notice there is no "excluded information" (as defined in Section 708A(7) and (8) of the Act), required to be disclosed by the Company.

Jan Forrester
Company Secretary

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MOUNT BURGESS MINING N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**10,025,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares @ an issue price of $0.10 each**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**YES**
5	Issue price or consideration	**$0.10**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Funds from this placement will be applied to working capital and geophysical programmes and drilling on the Company's diamond and base metals projects in Namibia and Botswana. An infill drilling programme is underway at the Company's Kihabe base metals project in Botswana, with the intention of bringing the large 2.4km long zone of zinc, lead, silver and vanadium mineralization into a JORC compliant resource/reserve.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**12 May 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**188,915,000**	**Ordinary Fully Paid**

+ See chapter 19 for defined terms.

		Number	+Class
9	*Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)*	3,000,000	Unlisted employee share options expiring 31/12/10 (ASX Ref MTBAS)
		850,000	Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO)
		100,000	Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ)
		2,100,000	Unlisted employee share Options expiring 31/12/09 (ASX Ref MTBAI)
		2,800,000	Unlisted employee share Options expiring 31/12/2001 (ASX Ref MTBAC)

All above options exercisable at 25 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: *Nigel Forrester* (Director) Date: 12 May 2006

Print name: NIGEL FORRESTER.

== == == == ==

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE
10 May 2006

Intersection of Sulphides - Kihabe Base Metals Project, Botswana

Mount Burgess Mining N.L. 100%

The Reverse Circulation (RC) drilling programme which is designed to outline the overall geometry and grades of mineralisation to -150metres is continuing. The following drill logs have been received for KRC 019 drilled on Section 7, located 200m north east of Section 1 (refer to diagram attached).

KRC 019 (7821625N/501023E *-60deg/339deg*) was drilled to test both the down-dip 60m wide base metal **sulphide** rich zone intersected in Hole KRC 018 and mineralization at the -150m RL.

6 - 92m	Hangingwall dolomite
92 - 95 m	Dolomite/quartzite interbedded slabs
95 - 135 m	**40** metres of Quartzite with an approximate average of **5% sulphides predominantly sphalerite and galena**
135 - 192 m	**44** metres of Quartzite with **sulphides predominantly sphalerite and galena** ranging from **5-40%.**
192 - 204 m eoh	Quartzite with **sulphides predominantly pyrite** ranging from **1-7%**

Consistent with previous drilling the **sulphides** were intersected in a quartzite unit below a very cohesive dolomite hangingwall.

Assay results (*for KRC 016/017/ 018 and 019*) will be announced to the market as soon as available.

The Company has previously drilled six wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly, which is 2.4 km in length. Previous drilling has yielded average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits for copper and vanadium. A scoping study conducted by ProMet Engineers, has estimated some 17,500,000 tonnes to 100m depth. An infill drilling programme is currently being conducted with the intention of upgrading this zone of mineralisation to an open pittable JORC compliant resource/ reserve down to a vertical depth of 150m.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please call:

Nigel Forrester
Managing Director
+ 61 89 322 6311

or

Martin Spence
Exploration Director



MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
1.
2.
3.
4.
5.
6.
7.
Legend
Zinc Soil Anomaly
2003-2004 Drill Sections
2006 Drill Sections
Soil Geochem Sampling Area

with a diamond drill hole. The up dip and down dip extensions to the mineralisation on this section will be drill tested in the coming days.

Assay results will be announced to the market as soon as available.

The Company has previously drilled five wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly, which is 2.4 km in length. Previous drilling has yielded average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits for copper and vanadium. A scoping study conducted by ProMet Engineers, has estimated some 17,500,000 tonnes to 100m depth. An infill drilling programme is currently being conducted with the intention of upgrading this zone of mineralisation to an open pittable JORC compliant resource/ reserve down to a vertical depth of 150m.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:
Nigel Forrester or **Martin Spence**
T: ++ 61 8 9322 6311
E: mtb@mountburgess.com


MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
0 200 400 800
metres
Proposed 200m x 200m Soil Grid
Northern Limb of Plunging? Fold
Southern Limb of Plunging Fold
KRC018
Legend
Zn Soil Anomaly
Fault
Fold Trend
IP Conductor
IP Signature
Drill Hole Trace
Soil Geochem Sampling Area

ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX Release

3 May 2006

Intersection of Sulphides - Kihabe Base Metals Project, Botswana

Mount Burgess Mining N.L. 100%

The 100m spaced Reverse Circulation (RC) drilling programme which is designed to outline the overall geometry and grades of mineralisation to -150metres is continuing. Drill logs have now been received for the remainder of KRC 017 (logs from 6 - 133m announced to ASX 27th April 2006) drilled on Section 6, located 100m north east of Section 1 and for KRC 018 drilled on Section 7, located 200m north east of Section 1 (refer to diagram attached).

KRC 017 at 7821566N/500940E -60deg/339deg was drilled to test for mineralisation below KRC 016 to a vertical depth of 150m and intersected anticipated **sulphidic** zones as follows:

6 - 108 m	Hangingwall dolomite
107 - 108 m	Veinform **sulphides** in dolomite breccia contact
108 - 113 m	Quartzite with up to **20%** hematitic boxwork after **sulphides**
113 - 133 m	Quartzite with **5%** disseminated and veiniform pyrite, **galena** and **sphalerite.**
133 - 197 m	Quartzite with trace sulphides, up to **5% sulphides** between 174 -177m.
197 - 202 m	Quartzite with **5 - 20% sulphides** including **galena and sphalerite.**
202 - 204 m eoh	Quartzite

KRC 018 at 7821655N/501006E -60deg/339deg was drilled to test for mineralisation to a vertical depth of 100m and intersected anticipated **sulphidic** zones as follows:

6 - 36 m	Hangingwall dolomite
36 - 56 m	Weathered quartzite including zones of boxwork after **sulphides**
56 - 64 m	Moderately weathered quartzite with **3-20% sulphides** including **galena** and **sphalerite.**
64 - 87 m	Quartzite with trace **sulphides**
87 - 124 m	Quartzite with **sulphides** ranging from **1 - 15%** including **galena** and **sphalerite**.

Consistent with previous drilling the **sulphides** were intersected in a quartzite unit below a very cohesive dolomite hangingwall.

Assay results from KRC 016, KRC 017 and KRC 018 will be announced to the market as soon as they are available.

The Company has previously drilled five wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly, which is 2.4 km in length. Previous drilling has yielded average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits for copper and vanadium. A scoping study conducted by ProMet Engineers, has estimated some 17,500,000 tonnes to 100m depth. An infill drilling programme is currently being conducted with the intention of upgrading this zone of mineralisation to an open pittable JORC compliant resource/ reserve down to a vertical depth of 150m.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:
Nigel Forrester **or** **Martin Spence**
T: ++ 61 8 9322 6311
E: mtb@mountburgess.com



Kihabe Project - Botswana
2006 Drilling
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Zinc Soil Anomaly
2003-2004 Drill Sections
2006 Drill Sections
Soil Geochem Sampling Area